



Suzanne Southard

Co-Founder at SouveNEAR

Leawood, Kansas

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SouveNEAR

TU **Towson University**

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237 connections

I bring management experience in retail, non-profits and art to my current position as a co-founder and managing member of SouveNEAR. I have always been driven by

Activity

238 followers

congrats!!

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Experience

Co-Founder

SouveNEAR

May 2013 – Present · 5 yrs 7 mos
Kansas City, Missouri Area

As a co-founder of SouveNEAR, I am building a company for people who want something out of the ordinary: hip, artful souvenirs made in the same cities as the memories. We sell locally-made, artistic souvenirs...from vending machines! Like an indie craft fair in a box, we offer a range of products: t-shirts, handmade jewelry, body products, gourmet food items, art prints and originals, kids items.

SouveNEAR gives travelers easy access to gifts with a real and meaningful connection to cities they love, and creates opportunities for local artists and makers to reach a large an... See more

Owner/Artist

Wallybee Custom Murals

Jul 2008 – Present · 10 yrs 5 mos
Kansas City, Missouri and Baltimore, Maryland

Meet with clients to plan designs, provide sketches for client approval, execute mural painting in home and commercial settings.

Ten Thousand Villages, Baltimore

7 yrs 7 mos

General Manager

Feb 2006 – Jul 2007 · 1 yr 6 mos

Baltimore, Maryland Area

Oversaw opening and operation of second fair trade store, in addition to first location in Baltimore. Managed the organization's more than tripling sales from time of hire. Trained and supervised all staff, including of 2 store managers, 6 assistant managers, and more than 30 volunteers. Acted as point person for communications with local Board of Directors... See more

Manager
Jan 2000 – Mar 2006 · 6 yrs 3 mos
Baltimore, Maryland Area

Managed all daily operations of non-profit fair trade retail organization, including training and supervising all paid and volunteer staff, financial management, buying and inventory control, display and merchandising, marketing, promoting fair trade mission through customer service and public speaking, special events for volunteers and customers.

Network installer, technician, and trainer

Wachter Corporation

Nov 1998 – Mar 2000 · 1 yr 5 mos
Kansas City, Missouri Area and around the U.S.

Installed, upgraded and performed troubleshooting for Windows NT servers, PCs, printers, and routers in Volvo dealerships nationwide. Trained personnel on administration of network and use of new programs. Communicated with project managers to ensure satisfaction with installations.

Constituency Coordinator

Agenda for Children

Mar 1996 – Nov 1998 · 2 yrs 9 mos
New Orleans, LA

Maintained regular written and phone communication with Board of Directors and city-wide Public Policy Coalition on events and issues affecting well-being of children and families in Louisiana. Worked with other staff to plan public forums, annual meetings, and fund raisers. Trained and supervised interns and volunteers. Designed and produced educationa... See more

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Education



Towson University

Continuing Education, Fine/Studio Arts, General

2005 – 2007

Completed 15 credit hours of art classes to sharpen my skills and knowledge. Awarded a painting scholarship in juried student art exhibition.



The Maryland Institute College of Art

Continuing Education, Art: jewelry design and metalsmithing

2004 – 2005

Studied materials and processes I had always wanted to learn! I still dabble in metals, with my current hobby obsession being electroforming natural objects.



Ottawa University

Bachelor of Arts (B.A.), Human Services

1990 – 1994

Activities and Societies: Resident assistant, ESL tutor, choir and ensembles, independent piano studies, art classes, volunteer activities including organizing Habit for Humanity projects and school-wide Red Cross blood drives.

Human Services curriculum including many psychology and sociology classes. My area of focus was children and families; my interests, course choices and internships led me to public policy, education and advocacy work rather than direct/case management.

Skills & Endorsements

Graphic Design · 9
Tiffany King and 8 connections have given endorsements for this skill

Management · 2
Krista McKim, PE, LEED AP and 1 connection have given endorsements for this skill

Art · 7
Tiffany King and 6 connections have given endorsements for this skill

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